Via Facsimile and U.S. Mail
Mail Stop 6010

October 15, 2007

Mr. John C. Pintozzi
Vice President and Chief Financial Officer
Allstate Life Insurance Company
3100 Sanders Road
Northbrook, Illinois   60062

Re: **Allstate Life Insurance Company**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 13, 2007
        Form 8-K dated April 23, 2007
        Filed on April 23, 2007
        File No. 000-31248

Dear Mr. Pintozzi:

We have completed our review of your Forms 10-K and 8-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief